METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
a professional limited liability company
attorneys, mediators & counselors

Steven C. Metzger	2626 Cole Avenue, Suite 900
Direct Dial 214-740-5030	Dallas, Texas 75204-1083	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com
August 29, 2005
Via EDGAR, Via Facsimile 202-772-9213
and Via Federal Express
Office of the Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	CabelTel International Corporation (Commission File No. 000-18704), CIK No. 0000105744 — Form 10-K for the fiscal year ended December 31, 2004; Appeal dated July 18, 2005
Ladies and Gentlemen:
     CabelTel International Corporation, formerly Greenbriar Corporation (the “Company” or “GBR”) entered an appeal with the Office of the Chief Accountant (“OCA”) by letter dated July 18, 2005 of an issue/conclusion by the Staff of the Securities and Exchange Commission, Division of Corporation Finance (the “Staff”) relating to the accounting treatment by the Company of an acquisition occurring in October 2004 and accounted for as a reverse-acquisition in the December 31, 2004 financial statements of the Company included in its Form 10-K for the fiscal year ended December 31, 2004. After an initial telephone conversation with the OCA, followed by a separate telephone call on August 10, 2005 with the Staff, we understand that OCA wishes to see the Company’s analysis of paragraph 17 of SFAS. The purpose of this letter is to provide that analysis. For convenience, various subparts of paragraph 17 of SFAS 141 are restated below followed in each instance by the applicable analysis for such subpart. Also included in each response, where appropriate, is a reference to the text of any applicable document or instrument referenced in that analysis.
     The beginning of paragraph 17 of SFAS 141 states as follows:
     “17. In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as Office of the Chief Accountant United States Securities and Exchange Commission reverse acquisitions), however, the acquired entity issues the

Office of the Chief Accountant
United States Securities and Exchange Commission
August 29, 2005

equity interests. Commonly, the acquiring entity is the larger entity. However the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular: . . .”
Analysis of Preamble.
     The combination occurred on October 12, 2004, when the Company entered into an Acquisition Agreement (the “Acquisition Agreement”) with certain individuals (the “Sellers”), pursuant to which the Company effectively acquired a 74.8% net interest in the equity of Cable Bulgaria AD, now known as CableTEL AD (“CableTEL AD”), in exchange for the issuance of 31,500 shares of Series J 2% Preferred Stock which is to be exchanged into 8,788,500 shares of the Company’s Common Stock (approximately 89% of what will then be the outstanding shares) upon the completion of certain regulatory requirements. The acquisition, issuance of preferred stock and the ultimate exchange into common stock is a single transaction accomplished in a series of steps for regulatory compliance reasons. It is impossible to separate the steps into separate transactions because without the exchange into common stock the acquisition will be rescinded by the Sellers.
     CableTEL AD is a foreign operating company providing cable, internet and telephone services to the country of Bulgaria. From a size standpoint, CableTEL AD is clearly “the larger entity” with more assets, more revenues and significantly more employees than existing GBR. In addition, an independent business valuation firm valued CableTEL AD ($34,011,000) as being approximately 10 times more valuable than existing GBR ($3,497,000 based on stock price) at the date of the acquisition. For additional information on CableTEL AD at the time of the acquisition see Financial Statements, Businesses Acquired, in the Company’s Current Report on Form 8-K, as amended, for event report of October 12, 2004.
     At the time of the acquisition, the economic interests of the various participants (including the Sellers and holders of blocks of Common Stock of the Company) shifted to the Sellers of CableTEL AD, who as described below, retained or received, by virtue of the acquisition, at least working control of the Company, if not actual control. Three of the Sellers (Ron Finley, Jeff Finley and Bradford A. Phillips) had no material relationship with the Company prior to the acquisition on October 12, 2004. Gene E. Phillips had prior involvement with the Company, and by virtue of the acquisition and other events, together with the other Sellers and three entities moved to a level of in excess of 48% of the equity ownership of the Company.
     Subpart (a) of paragraph 17 of SFAS states as follows:
     “(a) The relative voting rights in the combined entity after the combination — all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.”

Office of the Chief Accountant
United States Securities and Exchange Commission
August 29, 2005

Factual Analysis of subpart (a).
     As stated above, the Sellers will hold 89% of the outstanding common stock outstanding of the Company. The issuance of 2% Preferred Stock is an interim step necessary to allow time to comply with the American Stock Exchange (“AMEX”) requirement that common stock issuances greater than 20% or preferred stock with conversion features having a similar effect be approved by stockholder vote or written consent by the requisite number. The Series J 2% Preferred Stock was designed to fall below that requirement so the Company could close the acquisition in a timely manner. The Acquisition agreement requires the Company to submit the acquisition and the mandatory exchange of the preferred stock to common stock to the stockholders for approval. The AMEX has authorized the use of a written consent of a majority followed by an information statement in lieu of a proxy statement for this purpose because of the vote to approve the acquisition and the share exchange is assured. This process has been suspended temporarily due the SEC review of the Company’s December 31, 2004 financial statements. The Company is prepared to immediately comply with the regulatory requirements, submit the information statement, exchange the shares and complete the terms of the acquisition agreement.
     The Staff and the OCA requested the Company provide information as to it’s stock voting rights before and after the acquisition. Exhibit “1” attached hereto is a summary listing of stock ownership by groups immediately before October 12, 2004, and after October 12, 2004. The Exhibit is consistent with and based in part upon information contained in Amendment No. 6 to Schedule 13D for event of October 12, 2004 (the “Amended Schedule 13D”) filed on behalf of Basic Capital Management, Inc., (“BCM”), International Health Products, Inc., (“IHPI”), TacCo Financial, Inc., (“TFI”), JRG Investment Co., Inc., (“JRGIC”), and Gene E. Phillips, an individual (“Phillips”). For purposes of such Amended Schedule 13D, all of BCM, IHPI, TFI, JRGIC and Phillips are collectively referred to as the “Reporting Persons” who may deemed to constitute a “Person” within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended. The reasons for the collective determination are set forth in such Amended Schedule 13D to which reference is hereby made. That collective “group” including TFI, JRGIC and IHPI, owned a total of 195,452 shares (or 20%) at October 12, 2004.
     In addition, another entity, Gainesville Real Estate LLC (“Gainesville”), owned 200,130 shares (approximately 20.48%) of Common Stock of GBR (which had been held since December 31, 2003) at October 12, 2004. Gainesville was at that time controlled by Richard D. Morgan and indebted to TFI. Morgan also held a Warrant to purchase 170,000 shares of GBR Common Stock at an exercise price of $3.58 per share, the market price of GBR Common Stock on October 12, 2004. On December 14, 2004, Gainesville transferred 200,130 shares of GBR to TFI in payment of certain indebtedness. On the same date, Morgan transferred the Warrant to purchase 170,000 shares of GBR Common Stock

Office of the Chief Accountant
United States Securities and Exchange Commission
August 29, 2005

to TFI and transferred to TFI all Morgan’s rights under a Stock Option Agreement dated December 16, 2003 covering 40,000 shares of GBR Common Stock at an exercise price of $2.60 per share.
     Subpart (b) of paragraph 17 of SFAS 141 states:
     ”(b). The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest — all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.”
Factual Analysis of subpart (b).
     On October 12, 2004, three entities (TFI, JRGIC and IHPI) identified with one of the Sellers owned and controlled a total of 195,452 shares (or approximately 20%) out of the then total outstanding shares of 977,004 shares of GBR Common Stock. Another entity, Gainesville, owned 200,130 shares (approximately 20.49%), which shares were subsequently transferred to TFI. On October 12, 2004, the Sellers (Gene Phillips, his son Brad Phillips, and the brothers, Ron and Jeff Finley) received a total of 31,500 shares of Series J 2% Preferred Stock of GBR, as interim consideration for their CableTEL AD common stock, each share of which carries five votes voting on all issues with the Common Stock together as a single class. On that basis, the Sellers held 157,500 votes out of a total of 1,134,503 then votes possible (977,004 Common Stock votes and 157,500 Preferred Stock votes). After the conclusion of the acquisition, the Sellers holding the Series J 2% Preferred Stock, together with four entities identified with Phillips, controlled at least a total of 553,080 votes out of total votes of 1,134,503 (approximately 48.8%), which established after October 12, 2004 a large minority voting interest in the combined entity.
     This represents the largest organized minority voting interest. The value of Mr. Phillips direct investment in CableTEL AD (approximately $16,000,000), his direct ownership of CableTEL and his direct involvement in CableTEL AD (Board of Directors) strongly suggests Mr. Phillips voting interests will favor ratification of the acquisition agreement and mandatory exchange of shares.
     Subpart (c) of paragraph 17 SFAS 141 states:
     ”(c). The composition of the governing body of the combined entity — all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.”

Office of the Chief Accountant
United States Securities and Exchange Commission
August 29, 2005

Factual Analysis of subpart (c).
     Prior to October 12, 2004, the Board of Directors of GBR consisted of five individuals, two of whom (Gene S. Bertcher and Victor L. Lund) had served for several years on the Board of Directors. The other three directors (Roz Campisi Beadle, James E. Huffstickler and Dan Locklear) were elected in December 2003 in connection with a determined policy to have a majority of the directors be independent. Prior to and as of October 12, 2004, before giving effect to the Acquisition Agreement, Messrs. Lund and Bertcher each held shares of GBR Common Stock constituting approximately 11.16% and 7.35%, respectively, and the group of entities deemed to be a “group” with Phillips held approximately 20%, while Gainesville held an additional 20%. Directors are elected by plurality of votes cast at a meeting of stockholders held for that purpose.
     After giving effect to the transaction on October 12, 2004, as noted in subpart (a) above, holders of the Series J 2% Preferred Stock (including Phillips) together with the group of entities filing the Amended Schedule 13D, and the shares ultimately acquired by TFI constituted at least 48.8% of the outstanding votes, which would provide to that group the ability to elect or appoint more than a voting majority of the governing body of the combined entity, and in fact, all of the members of the Board of Directors of the combined entity. To that end, shortly after the Annual Meeting of Stockholders of GBR held in late
     October 2004, one of the Sellers, Ron Finley, was elected as a member of the Board of Directors and Chairman of the Board of Directors, as well as Chief Executive Officer of GBR as noted under subpart (d) below. It should be noted that Messrs. Lund and Bertcher have already voted in favor of the acquisition and the mandatory share exchange.
     Subpart (d) of paragraph 17 SFAS 141 states:
     ”(d). The composition of the senior management of the combined entity — all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.”
     Factual Analysis of subpart (d).
     Prior to October 12, 2004 and the Acquisition Agreement, GBR’s senior management consisted of Gene S. Bertcher as President, Chief Executive Officer and Chief Financial Officer. After the Acquisition Agreement, Gene S. Bertcher remained as President and Chief Financial Officer of GBR, but Ron Finley (one of the Sellers) was elected as the Chief Executive Officer and Chairman of the Board of GBR. In addition, Ron Finley and Gene Phillips continue to serve on the Board of Directors of CableTEL AD, the Company’s

Office of the Chief Accountant
United States Securities and Exchange Commission
August 29, 2005

dominate operating division representing over 90% of the Company’s post acquisition activities. Ron Finley also continues in his capacity as Chairman of the Board, Chief Executive Officer and President of CableTEL AD. The Acquisition Agreement resulted in no change in management of CableTEL AD, either at the level of the Board of Directors or operational management. The same individuals serve in the same capacities both before and after October 12, 2004, as dictated by the Sellers, to ensure a continuity of those operations until and at least through the exchange of Preferred Stock for Common Stock.
     Subpart (e) of paragraph 17 SFAS 141 states:
     ”(e). The terms of the exchange of equity securities — all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.9” [Footnote 9 relates to securities traded in a public market.]
Factual Analysis of subpart (e).
     Not applicable. The securities issued in this transaction, while voting equity securities, are not traded in a public market. Once the exchange of Series J 2% Preferred Stock of the Company occurs, the resulting Common Stock received in exchange by the Sellers, will be able to be valued on the basis of the Company’s Common Stock which is currently listed and traded on the American Stock Exchange.
Conclusion
     The acquisition of CableTEL AD is accounted for as a reverse acquisition under SFAS No. 141 as a result of the following:
•	The Sellers of CableTEL AD will receive approximately 89% of the outstanding common stock when the acquisition agreement is completed.

•	CableTEL AD is the larger entity with more assets, revenue and employees and is worth approximately 10 times as much as the former Greenbriar Corporation.

•	One of the Sellers has been named Chairman of the Board of Directors and Chief Executive Officer of the Company. The Sellers remain in control of the Board of Directors and management of CableTEL AD, the Company’s largest operating division.

Office of the Chief Accountant
United States Securities and Exchange Commission
August 29, 2005

•	The Sellers, in conjunction with certain stockholders identified with one of the Sellers, represent the largest organized group of owners holding the largest minority voting interest in the combined entity following the acquisition.
     This letter and Exhibit “1” are being filed under the EDGAR system in response to a requested analysis by the Staff for OCA. If you would like to discuss any matter concerning this analysis, please do not hesitate to contact the undersigned at any time at 214-740-5030, or Gene S. Bertcher, President of the Company, at 972-407-8400.
Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger
SCM:ag
Enclosure

cc:	Gene S. Bertcher, President CabelTel International Corporation 1755 Wittington Place, Suite 340 Dallas, TX 75234

EXHIBIT 1
GREENBRIAR CORPORATION
(NOW KNOWN AS CABELTEL INTERNATIONAL CORPORATION)
Summary of Stock Ownership/Voting Power as at Certain Dates
     The information set forth below lists by individuals and/or “groups” immediately before October 12, 2004, and after that date. Schedules 13D and amendments thereto, and Forms 3 and 4 filed with the Securities and Exchange Commission. Immediately prior to October 12, 2004, only the Company’s Common Stock, par value $0.01 per share, was outstanding with voting power. The number of shares of such Common Stock outstanding at that time was 977,004 shares.

								Number of
								Common
					Number of			Shares to be
				Approximate	Shares After		Approximate	Received
				Percentage of	10/12/04	Number of	Percentage of	Upon
				Outstanding	through	Votes After	Vote After	Exchange (or
Stockholders			No. of Shares	10/12/04	12/14/04	10/12/04	10/12/04	Retained)
Gainesville Real Estate LLC (Warwick Summit Square; Richard D. Morgan)(1)			200,130	20.48%	-0-	-0-	—	-0-
JRG Investment Co., Inc. Shares (2)(5)			156,886	16.06%	156,886	156,886	13.83%	156,886
International Health Products, Inc.(5)			9,970	2.93%	9,970	9,970	0.88%	9,970
TacCo Financial, Inc.(5)			28,596	1.02%	228,726	228,726	20.16%	228,726

Total			395,582	40.49%	395,582	395,582	34.49%	395,582
Victor Lund — Director			108,994	11.16%	108,994	108,994	9.61%	108,994
Gene Bertcher — President & Director			71,811	7.35%	71,811	71,811	6.33%	71,811
Other			400,616	41.00%	400,616	400,616	35.31%	400,616

			977,004	100.00%	977,004	977,004	86.12%	977,004

								(10.01%)
Convertible Instruments

				Approximate
		Conversion or		Percentage if
Options in the Money	Expiration Date	Option Price		Exercised
Richard D. Morgan(1)	12/12/08	$2.60	40,000	0.4%
Oscar Smith	12/12/08	$2.60	10,000	0.1%
Emory Johnson	12/12/08	$2.60	10,000	0.1%

			60,000	0.6%
Options out of the Money(3)
Gilley Family Options	12/31/09	$6.90	20,000
Gilley Family Options	12/31/10	$3.750	20,000
Gilley Family Options	12/31/11	$6.40	20,000
Floyd Rhoades Options	12/31/07	$175.00	20,000
Mark Bennett Options	09/07/05	$125.00	1,000
Paul Dendy Options	03/15/06	$175.78	1,000

			82,000
Partnership Units Available for Exercise
Harrington — Villa Operating Partnership Units			1,418	0.0%
Total Available at 10/12/04			1,038,422	100.0%
Exchange Shares Not Eligible to Vote at 10/12/04
Gene E. Phillips(6)					12,600	63,000	5.55%	3,515,400
Brad Phillips(7)					3,150	15,750	1.39%	878,850
Ron Finley					14,180	70,900	6.25%	3,954,825
Jeff Finley					1,570	7,850	0.69%	439,425

					31,500	157,500	13.88%	8,788,600
								(89.99%)
Warrants Not Eligible to Exercise at 10/12/04
Dave Morgan — Warrants (4)		$3.58	170,000
Ken Joines — Warrants (4)		$3.58	20,000

Total Warrants			190,000

Total Potential Shares Outstanding								9,765,604

Total Votes Available						1,134,504	100.00%

Exhibit 1 — Page 1

(1)	On December 14, 2004, Gainesville Real Estate LLC (“Gainesville”) transferred and sold all 200,130 shares to TacCo Financial, Inc. (“TFI”). Also, on December 14, 2004, Richard D. Morgan sold and transferred to TFI an option covering 40,000 shares of Common Stock (3.4% of the outstanding shares) at an excise price $2.60 per share. See Amendment No. 1 to Schedule 13D for event of December 14, 2004.

(2)	JRG Investment Co., Inc. (“JRGIC”) became a wholly-owned subsidiary of TFI effective for tax and accounting purposes at July 31, 2004. Effective at such date, its share ownership was beneficially attributed to TFI, but it is broken out separately in the table above.

(3)	At October 12, 2004, the market price per share of Greenbriar Corporation Common Stock in the open market was $3.58 per share. Based upon that number, the exercise price for a convertible security less than that price would make it profitable to exercise, and it should be counted as an exercised option; exercise prices above that amount of $3.58 per share would not be assumed to be exercised.

(4)	Warrants were issued to Dave Morgan and Ken Joines to purchase up to 170,000 shares and 20,000 shares, respectively, on October 20, 2004, which Warrants are exercisable at a price of $3.58 per share but only if the stockholders approve the exchange of the Series J 2% Preferred Stock for Common Stock.

(5)	Based upon a Schedule 13D and amendments thereto (the last of which is for an event of March 1, 2005 denominated Amendment No. 8), filed by each of these entities and Gene E. Phillips (to which reference is hereby made), each of the entities owns of record the number of shares set forth for such entity in the table. The Schedule 13D advises that these entities and Gene E. Phillips are collectively referred to as the “Reporting Persons” by virtue of Section 13d and Rules 13d-1 and 13d-3 under the Securities Exchange Act of 1934, as amended.

(6)	On February 16, 2005, Gene E. Phillips contributed all 12,600 shares of Series J 2% Preferred Stock to CIC Investment LLC, a Nevada limited liability company, of which Gene E. Phillips is the sole member.

(7)	On February 15, 2005, Bradford A. Phillips sold and transferred 1,575 shares of Series J 2% Preferred Stock to PS II Management LLC, a Texas limited liability company, which is indirectly owned by a trust for the benefit of the children of Bradford A. Phillips. Bradford A. Phillips retained the other 1,575 shares of Series J 2% Preferred Stock.
Exhibit 1 — Page 2